EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each of the Reporting Persons (as such term is defined in the Schedule 13G referred to below) by AeroEquity GP, LLC, a Delaware Limited Liability Company, on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Firefly Aerospace Inc., a Delaware corporation, and that this agreement may be included as an exhibit to such joint filing.

Dated: November 14, 2025

AEROEQUITY GP, LLC

By: /s/ Kirk Konert
Name: Kirk Konert
Title: Authorized Signatory

THOMAS MARKUSIC

By: /s/ Thomas Markusic
Name: Thomas Markusic

MITSUI & CO., LTD

By: /s/ Yuichi Nagata
Name: Yuichi Nagata
Title: General Manager, Aerospace Business Div.

MARC ALLEN WEISER

By: /s/ Marc Allen Weiser
Name: Marc Allen Weiser